[Global Energy letterhead]

July 20, 2009

Filed Via Edgar
Mr. Jeffrey Gordon
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549-7010

RE:	Form 8-K Item 4.01 filed May 20, 2009 File #0-28025

Dear Mr. Gordon:

This letter is in response to your letter dated May 22, 2009. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

1.     Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

We are providing the attached closing adjustments to the consolidated working papers for the fourth quarter ended December 31, 2008 per your request, including impact on pre-tax net loss, quantification of net effect on pre-tax loss and explanation of timing. There were no other audit adjustments.

2.     Provide us with any letter or written communications to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

We received from our former accountants audit letters in connection with their review of our financial statements containing their comments concerning certain areas in the Company and their recommendations for its improvement. However, there were no disagreements with our former auditors or reportable events to management or our Audit Committee.

We acknowledge and understand the following:

—	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

—	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

—	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,

/s/ Asi Shalgi

Asi Shalgi
President and Chief Executive Officer
Global Energy Inc.

Global Energy Inc.
Adjustments to close the books at Dec 31, 2008
All data in US dollars

	Accounts
Reason for adjustment	Debit	Credit	Amount	Impact on Pre-Tax net loss	Does the entry relate to prior periods	Explanation of timing

Classification	Minority Interest shareholders	Minority Interest	18,000	0	No	This is only to correct the presentation at the balance sheet date
Conversion of debentures	Debentures convertible into shares	Equity	25,000	0	No	Conversion occurred in Q4 2008
Implementation of SFAS No. 133 - by an independent expert	Financial expenses	Debentures convertible into shares	1,516,000	1,516,000	No	Adjustment to fair value at Dec 31, 2008 based on an expert calculation
Exchange rate related to revaluation of a short term deposit.	Financial expenses	Short term deposits	1,722	1,722	No	Adjustment of ending balance per exchange rate at Dec 31, 2008
Updating the provision for audit expenses for Q4 2009	Audit expenses	Accrued Expenses	59,000	59,000	No	Adjustment of accrued audit expense for Dec 31, 2008 audit
Updating the provision for legal expenses for Q4 2009	Legal expenses	Accrued Expenses	22,810	22,810	No	Adjustment of accrued legal for services rendered in Q4 2008
Cancellation of excess provision to an consultant	Accrued Expenses	General and administrative expenses	14,000	(14,000)	No	Correction of accrual for services rendered in Q4 2008
Cancellation of excess provision to an consultant	Accrued Expenses	General and administrative expenses	15,000	(15,000)	No	Correction of accrual for services rendered in Q4 2008
Updating the accumulated interest of a short term loan.	Financial expenses	Short term loans	4,500	4,500	No	To record interest for Q4 2008
Share based compensation expenses - correction of Q4 expenses	APIC	Share based compensation expenses	89,256	(89,256)	No	Correction of Q4 2008 share compensation

				1,485,776